Filed by USX Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     And deemed filed pursuant to Rule 14a-12
                                       Of the Securities Exchange Act of 1934
                                            Subject Company:  USX Corporation
                                                   Commission File No. 1-5153


                         Information for journalists
                        Wednesday, September 19, 2001


    Our customer - key to our success - this is a motto of the first presentation of U.S. Steel Kosice at the 43rd International Machinery Fair in Brno. The MSV is eventuating since 24th of September till 28th of September.

    ,This fair is one of the most notables marketing venues in Europe, showcasing the products and services of many of the world's elite suppliers of industrial products and services. It is with great pleasure and pride that U.S. Steel Kosice is participating in this prestigious event," said John H.Goodish, president of U.S. Steel Kosice.

    U.S. Steel Kosice is the largest integrated flat rolled producer in Central Europe. Nearly 40 percent of annual finished production of 3.5 million tons of raw steel is shipped to the Central European market. The International Machinery Fair in Brno gives U.S. Steel Kosice the opportunity to publicize its pant, its people and its high -quality steel products to existing and potential customers in this strategic market.

    The exhibition is situated at the separate pavilion, at the 250-m2 area. The exhibition is including ,three-dimensional" insight in ironmaking history in Slovakia through historical exhibits and presentation of all products offered by U.S. Steel Kosice.

    Representatives of U.S. Steel Kosice will meet their customers at the ,goblet of wine" event on Wednesday, September 26. It will be very good opportunity to tell them that U.S. Steel Kosice has embarked on an ambitious capital spending plan to expand and upgrade our ability to produce value-added products such as tinplate and automotive steels. U.S. Steel will soon complete an expansion of tinning facilities, increasing tinplate production by 220 000 tons per year and they will commission a new vacuum degasser to produce ultra-low carbon steel.

    It will be good opportunity to talk about changes realised in business strategy of U.S. Steel Kosice, too.
    "U.S. Steel Kosice goal is to improve customer service through open communication. The sales organization has been restructured so that there are dedicated teams of inside, outside, and technical sales personnel people who are in constant contact with our customers. Over the past six months, we have increased the volume of deliveries to our customers by direct line, that is without middlemen, up to 80 % of the total. Just for comparison, at the end of 2000 this share was 62 % and in 1999 it was only 52 %. This means that we are selling our material directly to end-users and service-centres," said James P. Bouchard, vice-president for marketing and sales and he added:
"Customers reaction has been extremely positive."

    U.S. Steel Kosice is introducing all kinds of products - hot and cold rolled sheets, pipes and radiators at the 43rd International Machinery Fair in Brno.